Exhibit 99.3

Further to the announcement made on 3 November 2005 confirming the appointment of Alan Brown as Chief Financial Officer of Imperial Chemical Industries PLC, the Company confirms that there is no information to be disclosed pursuant to section 9.6.13 of the Financial Services Authority Listing Rules.

The Company also confirms that Alan Brown, whose appointment is effective from today, currently holds 1,305 ordinary shares in Imperial Chemical Industries PLC.

14 November 2005